UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of September 2017

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Tests Narrowband-IoT Modules on T-Mobile’s Network

NB-IoT Technology Expected to Help Businesses Lower Costs, Improve Device Performance and Battery Life

MWC AMERICAS, SAN FRANCISCO--(BUSINESS WIRE)--September 11, 2017--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), today announced that testing is underway for its next-generation Narrowband IoT (NB-IoT) modules, which are expected to be certified and available for T-Mobile’s Narrowband IoT network in early 2018.

T-Mobile expects to light up the first nationwide NB-IoT network in mid-2018.

With the commercialization of standardized Low Power Wide Area (LPWA) technologies, including NB-IoT, cellular is the globally preferred standard and superior option for many IoT applications that were previously restricted to short-range wireless technologies due to cost and battery life. LPWA technologies combine lower cost, broader coverage and better battery life with globally available and secure cellular networks and will connect millions more things to the Internet.

Sierra Wireless’ AirPrime® WP77 smart wireless modules, the industry’s first global, dual-mode LPWA cellular modules, are part of T-Mobile’s certification process for NB-IoT. The WP77 provides a dedicated application CPU core running the Linux-based open source Legato® application framework with an integrated GNSS receiver to enable tracking and location-based services.

“We’re pleased to work with T-Mobile to increase access to LPWA networks,” said Dan Schieler, Senior Vice President and General Manager, OEM Solutions, Sierra Wireless. “Sierra Wireless AirPrime WP77 modules are integrated with our AirVantage® cloud, providing customers with a proven device-to-cloud architecture to design innovative LPWA solutions that extend the IoT into new markets.”

The WP series dramatically simplifies development for customers building secure telematics and gateway applications. The low-power modes and a comprehensive set of interfaces for connecting sensors and companion chips, including Wi-Fi and Bluetooth, are ideal for developing multi-service platforms requiring wide area coverage and optimized power performance. Fully compliant with the 3GPP Release 13 standard, WP77 modules are sampling with lead customers, with general availability in early 2018. For more information, visit http://www.sierrawireless.com/LPWA.

To learn more about T-Mobile’s IoT solutions, please visit: http://iot.t-mobile.com.

Resources
For more information about LPWA for IoT, see the LPWA infographic and white paper, LPWA Technologies: Separating Fact from Fiction, and watch the on-demand webinar, The Future of Connectivity for IoT.

About T-Mobile US, Inc.
As America's Un-carrier, T-Mobile US, Inc. (NASDAQ: TMUS) is redefining the way consumers and businesses buy wireless services through leading product and service innovation. Our advanced nationwide 4G LTE network delivers outstanding wireless experiences to 72.6 million customers who are unwilling to compromise on quality and value. Based in Bellevue, Washington, T-Mobile US provides services through its subsidiaries and operates its flagship brands, T-Mobile and MetroPCS. For more information, please visit http://www.t-mobile.com.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. Customers Start with Sierra because we offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,100 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless”, “AirPrime”, “AirVantage” and “Legato” are registered trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements
This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Kim Homeniuk, +1 604 233 8028
khomeniuk@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	September 11, 2017